Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021 and Prospectus Supplements dated June 11, 2021, July 20, 2021 and August 17, 2021)	September 17, 2021

OFS Credit Company, Inc.
$50,000,000
Common Stock
This prospectus supplement supplements the prospectus supplements dated June 11, 2021 (the “First Prospectus Supplement”), the prospectus supplement dated July 20, 2021 (the “Second Prospectus Supplement”), the prospectus supplement dated August 17, 2021 (the “Third Prospectus Supplement”) and the accompanying prospectus thereto, dated June 7, 2021 (the “Base Prospectus,” together with the First Prospectus Supplement, the Second Prospectus Supplement, the Third Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, and Amendment No. 3 thereto, dated June 8, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET OFFERING”
From January 24, 2020 to September 16, 2021, we sold a total of 2,441,860 shares of common stock at a weighted average price of $14.25 per share under the Equity Distribution Agreement (the “At-the-Market offering”). The net proceeds as a result of these sales of common stock were approximately $34.4 million after deducting commissions and fees. Pursuant to Amendment No. 3 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $50.0 million. From June 15, 2021 to September 16, 2021, we sold a total of 1,290,232 shares of common stock at a weighted average price of $14.06 per share under the At-the-Market offering. The net proceeds as a result of these sales of common stock were approximately $18.1 million after deducting commissions and fees.

RECENT DEVELOPMENTS

August 2021 Financial Update

On September 17, 2021, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of August 31, 2021 is between $14.10 and $14.20. This estimate is not a comprehensive statement of our financial condition or results for the month ended August 31, 2021. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by our board of directors. We advise you that our NAV per share as of October 31, 2021, which will be reported in our Annual Report on Form N-CSR, may differ materially from this estimate.

We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. Further, the operational and financial performance of the Company has been, and may continue to be, significantly impacted by the COVID-19 pandemic, which in turn has, and may continue to have, an impact on the valuation of the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after August 31, 2021 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this August 2021 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Third Quarter 2021 Highlights and Financial Results

HIGHLIGHTS
•Net investment income ("NII") of $1.6 million, or $0.26 per common share, for the fiscal quarter ended July 31, 2021.
•Core net investment income ("Core NII")1 of $3.6 million, or $0.58 per common share, for the fiscal quarter ended July 31, 2021.
•On August 24, 2021, OFS Credit's board of directors declared a quarterly distribution of $0.55 per share of common stock, for the quarter ending October 31, 2021, an increase of approximately 2% over the quarter ended July 31, 2021. The distribution is payable on October 29, 2021 in cash or shares of our common stock, to stockholders of record as of September 13, 2021. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares.
•As of July 31, 2021, the weighted average GAAP (as defined below) effective yield of our CLO equity investments at current cost was 14.37%.
•Issued 1,071,226 shares of common stock pursuant to our At-the-Market offering, for net proceeds of approximately $15.0 million.
(1) Non-GAAP Financial Measure - Core NII
On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Our non-GAAP measures may differ from similar measures used by other companies, even if similar terms are utilized to identify such measures. This measure is not provided as a substitute for GAAP NII, but in addition to it. Core NII represents GAAP NII adjusted for net interest cash distributions received on our CLO equity investments. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in determining the quality of the Company's financial performance, estimating taxable income, identifying trends in its results and providing meaningful period-to-period comparisons.
For GAAP purposes, interest income from investments in the “equity” class securities of CLO vehicles is recognized in accordance with the effective interest method, which is based on periodic estimates of cash flows from the estimate date through the expected redemption dates of the investments, and the investments' then-current amortized cost. The result is an effective yield for the investments that differs from the actual cash received. The effective yield is recognized as an increase to the amortized cost of the investment, and distributions received are recognized as a reduction in the amortized cost basis. Accordingly, interest income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions received by the Company during the period (referred to below as “CLO equity adjustments”).

Our measure of Core NII utilizes the interest account waterfall distributions of the underlying CLOs, determined by the underlying CLOs’ trustees in accordance with the applicable CLO indentures, in lieu of the GAAP measure of effective-yield interest income. Management believes this measure to be informative of the cash component of taxable income expected to be reported to us by the underlying CLOs. However, such taxable income may also include non-cash components—such as the amortization of discounts or premiums on the underlying CLOs’ commercial loan investments and the amortization of deferred debt issuance costs on the underlying CLOs’ debt obligations—as well as realized capital gains or losses resulting from the underlying CLOs' trading activities, which are generally retained in the principal account of (i.e., not distributed by) the underlying CLOs and may be impacted by tax attribute carry-over (e.g., loss carry-forwards) within the CLO vehicles. Moreover, the taxable income we recognize may also be influenced by differences between our fiscal year end and the fiscal year end of any of the CLOs in which we invest, the legal form of the CLO vehicles, and other factors.
For the Company to continue to qualify for tax treatment as a regulated investment company for U.S. federal income tax purposes, we are required, among other things, to distribute annually at least 90% of our investment company taxable income. Thus, management monitors Core NII as an indication of our estimated taxable income for a reporting period. We can offer no assurance that these estimates will reflect the final amount or tax character of our earnings, which cannot be determined until we receive tax reports from the underlying CLOs and prepare our tax returns following the close of our fiscal year. We also note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

	Three Months Ended July 31, 2021
	Amount	Per Common Share Amount
GAAP Net investment income	$1,614,606	$0.26
CLO equity adjustments	1,944,235	0.32
Core Net investment income	$3,558,841	$0.58
Distributions
On August 24, 2021, our board of directors declared the following distribution on shares of our common stock.

Record Date	Payable Date	Distribution Per Common Share (1)
September 13, 2021	October 29, 2021	$0.55
(1) The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 80%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon each stockholder's election as well as the elections of other stockholders, subject to the pro-rata limitation.

RESULTS OF OPERATIONS

Portfolio Composition
The total fair value of our investment portfolio was $132.3 million at July 31, 2021, which was equal to approximately 94% of amortized cost. During the quarter ended July 31, 2021, we invested $35.1 million in six subordinated notes and $12.6 million in three CLO warehouses.
Interest Income
For the three months ended July 31, 2021, interest income increased to $4.36 million compared to $2.77 million in the prior quarter. The increase in interest income was due to the deployment of capital into subordinated notes and CLO warehouses as well as the increase in the portfolio’s weighted effective yield to 14.37% from 13.12% at April 30, 2021.
Expenses
During the three months ended July 31, 2021:
•Interest expense increased approximately $410,000 compared to the prior quarter, primarily due to the issuance of the 6.125% Series C Term Preferred Stock in April 2021 and the issuance of the 6.00% Series D Term Preferred Stock in June 2021.

•Management fee expense increased approximately $95,000 compared to the prior quarter primarily due to an increase in the Company’s net asset value, resulting from net proceeds of $15.0 million from the sale of common stock under the At-the-Market offering.
•Incentive fee expense increased approximately $319,000 compared to the prior quarter due to an increase in net investment income.
•Administrative fee expense increased approximately $82,000 compared to the prior quarter due to an increase in our allocable portion of personnel costs of our administrator, OFS Capital Services, LLC, primarily related to our common and preferred stock offerings.
Net Gain
Our investments appreciated approximately $2.4 million during the three months ended July 31, 2021, primarily due to the increase in loan prices in the broadly syndicated loan market, which loans underlie our CLO investments.

OFS Credit Company, Inc.
Statement of Assets and Liabilities
July 31, 2021
(unaudited)

Assets:
Investments at fair value (amortized cost of $140,366,566)	$132,254,103
Cash	14,418,286
Other assets	272,349
Total assets	146,944,738

Liabilities:
Preferred Stock (net of deferred debt issuance costs of $1,364,742)	48,951,758
Payable to adviser and affiliates	1,613,838
Payable for investment purchased	1,407,250
Accrued professional fees	70,000
Other liabilities	73,534
Total liabilities	52,116,380

Commitments and contingencies

Net assets	$94,828,358

Net assets consists of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 6,738,801 shares issued and outstanding as of July 31, 2021	$6,739
Paid-in capital in excess of par	97,221,078
Total distributable losses	(2,399,459)
Total net assets	$94,828,358

Net asset value per share	$14.07

Statement of Operations
Three Months Ended July 31, 2021
(unaudited)

Investment income:
Interest income	$4,357,533

Operating expenses:
Interest expense	888,024
Management fees	639,571
Incentive fees	403,267
Administration fees	320,316
Professional fees	189,549
Board of directors fees	45,000
Other expenses	257,200
Total operating expenses	2,742,927

Net investment income	1,614,606

Net realized and unrealized gain (loss) on investments:
Net unrealized appreciation on investments	2,374,041
Net gain on investments	2,374,041

Net increase in net assets resulting from operations	$3,988,647

SCHEDULE OF INVESTMENTS FOR QUARTER ENDED JULY 31, 2021

On September 10, 2021, the Company filed its monthly report on Form N-PORT for the month ended July 31, 2021, which included the Schedule of Investments for the fiscal quarter ended July 31, 2021. The Schedule of Investments is attached hereto.
Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity (6)	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Structured Finance (2)
Allegro CLO VII, Ltd.
Subordinated Notes	10.17%	2/14/2019	6/13/2031	$3,100,000	$2,185,520	$1,821,095	1.9%

Anchorage Capital CLO 1-R Ltd.
Subordinated Notes	15.20%	10/5/2018	4/13/2031	2,100,000	1,570,939	1,600,610	1.7

Apex Credit CLO 2020 Ltd.
Subordinated Notes	11.43%	11/16/2020	11/19/2031	6,170,000	5,054,564	5,196,055	5.4

Apex Credit CLO 2021 Ltd.
Subordinated Notes	14.53%	5/28/2021	7/18/2034	7,140,000	6,085,909	6,035,003	6.4

Atlas Senior Loan Fund X Ltd.
Subordinated Notes	5.29%	10/5/2018	1/15/2031	5,000,000	2,903,595	1,839,949	1.9

Atlas Senior Loan Fund IX Ltd.
Subordinated Notes (4)(10)	—%	10/5/2018	4/20/2028	1,200,000	527,673	279,459	0.3

Battalion CLO IX Ltd.
Income Notes	18.88%	10/10/2018	7/15/2031	1,079,022	698,713	666,663	0.7
Subordinated Notes	18.88%	10/10/2018	7/15/2031	1,770,978	1,146,704	1,094,182	1.2
				2,850,000	1,845,417	1,760,845	1.9
Battalion CLO XI Ltd.
Subordinated Notes	21.27%	3/20/2019	10/24/2029	5,000,000	4,086,721	4,555,994	4.8

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity (6)	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Battalion CLO XIX Ltd.
Subordinated Notes	22.20%	3/16/2021	4/15/2034	$5,000,000	$3,094,299	$3,728,795	3.9%

BlueMountain Fuji U.S. CLO III, Ltd.
Subordinated Notes	18.07%	9/18/2019	1/15/2030	3,701,700	2,612,646	2,603,769	2.7

Crown Point CLO 4 Ltd.
Subordinated Notes	14.44%	3/22/2019	4/20/2031	5,000,000	3,750,680	3,001,022	3.2

Dryden 30 Senior Loan Fund
Subordinated Notes	14.75%	10/5/2018	11/15/2028	1,000,000	381,738	388,526	0.4

Dryden 38 Senior Loan Fund
Subordinated Notes	10.98%	10/5/2018	7/15/2030	2,600,000	1,610,997	1,482,736	1.6

Dryden 41 Senior Loan Fund
Subordinated Notes	13.75%	10/5/2018	4/15/2031	2,600,000	1,410,904	1,303,545	1.4

Dryden 53 CLO, Ltd.
Income Notes	16.39%	10/5/2018	1/15/2031	3,200,000	2,153,831	2,002,275	2.1
Subordinated Notes	20.37%	10/1/2019	1/15/2031	500,000	313,874	312,855	0.3
				3,700,000	2,467,705	2,315,130	2.4
Dryden 60 CLO, Ltd.
Subordinated Notes	15.36%	4/23/2021	7/15/2031	5,950,000	4,841,379	4,883,917	5.2

Dryden 76 CLO, Ltd.
Subordinated Notes	16.14%	9/27/2019	10/20/2032	2,250,000	1,737,614	1,881,051	2.0

Dryden 87 CLO, Ltd.
Subordinated Notes	15.86%	6/2/2021	5/20/2034	5,000,000	4,473,069	4,435,128	4.7

Elevation CLO 2017-7, Ltd.
Subordinated Notes	11.88%	10/5/2018	7/15/2030	4,750,000	3,051,925	2,572,834	2.7

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity (6)	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets

Elevation CLO 2017-8, Ltd.
Subordinated Notes	9.03%	10/5/2018	10/25/2030	$2,000,000	$1,247,670	$965,850	1.0%

Elevation CLO 2021-12, Ltd.
Subordinated Notes	17.93%	5/26/2021	4/20/2032	3,500,000	2,546,809	2,661,592	2.8

Elevation CLO 2021-13
Subordinated Notes	16.46%	6/9/2021	7/15/2034	6,026,765	4,828,203	4,858,720	5.1

TCI-Flatiron CLO 2017-1, Ltd.
Subordinated Notes	23.76%	3/22/2019	5/15/2030	3,000,000	1,969,185	2,219,973	2.3

Flatiron CLO 18 Ltd.
Subordinated Notes	16.32%	10/5/2018	4/17/2031	4,500,000	3,461,874	3,326,412	3.5

Greenwood Park CLO, Ltd.
Subordinated Notes	12.32%	10/5/2018	4/15/2031	4,000,000	3,004,966	2,903,091	3.1

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes	14.74%	3/20/2019	7/20/2031	3,000,000	2,142,911	1,803,699	1.9

HarbourView CLO VII-R, Ltd.
Subordinated Notes (4)(10)	—%	10/5/2018	11/18/2026	3,100,000	1,886,533	132,636	0.1

Jamestown CLO XVI, Ltd.
Subordinated Notes	16.50%	7/29/2021	7/25/2034	3,500,000	2,473,342	2,506,760	2.6

LCM 31 CLO
Mezzanine bond - Class E	7.21%	12/18/2020	1/20/2032	250,000	247,500	251,102	0.3
Subordinated Notes	21.39%	12/18/2020	1/20/2032	1,350,000	1,011,655	1,130,478	1.2
				1,600,000	1,259,155	1,381,580	1.5

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity (6)	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Madison Park Funding XXIII, Ltd.
Subordinated Notes	18.55%	10/5/2018	7/27/2047	$4,000,000	$2,821,924	$2,886,030	3.0%

Madison Park Funding XXIX, Ltd.
Subordinated Notes	16.75%	12/22/2020	10/18/2047	1,000,000	727,256	745,044	0.8

Marble Point CLO X Ltd.
Subordinated Notes	5.92%	10/5/2018	10/15/2030	7,000,000	4,399,812	3,180,377	3.4

Marble Point CLO XI Ltd.
Income Notes	1.29%	10/5/2018	12/18/2047	1,500,000	1,017,663	608,449	0.6

Marble Point CLO XX, Ltd.
Subordinated Notes	13.84%	4/9/2021	4/23/2034	5,125,000	4,352,139	4,507,233	4.8

MidOcean Credit CLO VII Ltd.
Income Notes	7.73%	3/20/2019	7/15/2029	3,275,000	1,645,298	1,162,323	1.2

MidOcean Credit CLO VIII Ltd.
Income Notes	20.22%	1/14/2019	2/20/2031	3,225,000	2,271,551	2,208,521	2.3

MidOcean Credit CLO IX Ltd.
Income Notes	16.34%	11/21/2018	7/20/2031	3,000,000	1,937,624	1,758,979	1.9

Monroe Capital MML CLO X
Mezzanine bond - Class E	9.01%	3/10/2021	8/20/2031	1,000,000	983,739	1,007,001	1.1

Niagara Park CLO, Ltd.
Subordinated Notes	19.75%	11/8/2019	7/17/2032	4,500,000	3,522,851	4,056,019	4.3

Octagon Investment Partners 39, Ltd.
Subordinated Notes	21.54%	2/27/2020	10/20/2030	3,600,000	2,304,065	2,522,248	2.7

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity (6)	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Sound Point CLO IV-R, Ltd.
Subordinated Notes	1.39%	11/2/2018	4/18/2031	$4,000,000	$1,242,408	$798,044	0.8%

THL Credit Wind River 2014-3 CLO Ltd.
Subordinated Notes	6.57%	10/10/2018	10/22/2031	2,778,000	1,749,979	1,271,632	1.3

Trinitas CLO VIII
Subordinated Notes	20.83%	4/28/2021	7/20/2031	2,800,000	1,673,357	1,782,977	1.9

Venture 33 CLO Limited
Subordinated Notes	11.22%	3/21/2019	7/15/2031	3,150,000	2,175,874	1,397,929	1.5

VCP CLO II
Mezzanine bond - Class E	8.53%	2/19/2021	4/15/2031	500,000	485,000	499,106	0.5

Vibrant CLO X Ltd.
Subordinated Notes	15.51%	5/23/2019	10/20/2031	8,000,000	4,849,809	4,442,006	4.7

Vibrant CLO XIII, Ltd.
Subordinated Notes	13.51%	6/3/2021	7/15/2034	5,000,000	4,478,702	4,369,602	4.6

Voya CLO 2017-4, Ltd.
Subordinated Notes	9.28%	10/5/2018	10/15/2030	1,000,000	723,391	611,280	0.6

Wind River 2015-1 CLO
Subordinated Notes	21.47%	4/28/2021	10/20/2030	2,600,000	1,357,753	1,490,020	1.6

Webster Park CLO
Subordinated Notes	19.31%	4/23/2021	1/20/2027	3,363,000	2,251,906	2,427,049	2.6

Company and Investment (1)(7)	Effective Yield (3)	Initial Acquisition Date	Maturity (6)	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Zais CLO 3, Limited
Income Notes	5.72%	10/10/2018	7/15/2031	$1,038,255	$645,644	$350,265	0.4%
Subordinated Notes	5.72%	10/10/2018	7/15/2031	1,761,745	1,095,549	594,342	0.6
				2,800,000	1,741,193	944,607	1.0

Total Structured Finance				$181,554,465	$127,227,236	$119,122,252	125.6%

Loan Accumulation Facilities (9)
Apex Credit CLO 2021-II Ltd.
Loan accumulation facility	13.50%	7/14/2021	7/14/2022	$2,058,824	$2,072,530	$2,072,530	2.2%

Dryden 95 CLO, Ltd.
Loan accumulation facility	13.50%	6/17/2021	6/17/2022	6,500,000	6,615,664	6,608,185	7.0

Marble Point CLO XXI Income Note Ltd.
Loan accumulation facility	13.50%	5/11/2021	8/31/2021	4,000,000	4,052,552	4,052,552	4.3

Total Loan Accumulation Facilities				$12,558,824	$12,740,746	$12,733,267	13.5%

Other CLO equity related investments
CLO other (8)					$398,584	$398,584	0.4%

Total Investments				$194,113,289	$140,366,566	$132,254,103	139.5%
(1) These investments are generally subject to certain limitations on resale, and may be deemed to be "restricted securities" under the Securities Act of 1933, as amended.
(2) Structured finance investments classified as income notes and subordinated notes are considered CLO subordinated debt positions. CLO subordinated debt positions are entitled to recurring distributions which are generally equal to the remaining cash flow of payments made by underlying securities less contractual payments to debt holders and fund expenses. These securities are colloquially referred to as CLO equity.
(3) The rate disclosed on structured finance investments is the estimated effective yield, generally established at purchase and re-evaluated upon receipt of distributions, and based upon projected amounts and timing of future distributions and the projected amount and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. As of July 31, 2021, the Company's weighted-average effective yield on its total investments, based on current amortized cost, was 14.37%.

(4) As of July 31, 2021, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security's anticipated optional redemption, is less than current amortized cost. Projected distributions are periodically monitored and re-evaluated. All actual distributions will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security's then-current amortized cost.
(5)    The fair value of all investments was determined in good faith by the board of directors of the Company using significant, unobservable inputs.
(6)    Maturity date represents the contractual maturity date. Projected cash flows, including the projected amount and timing of terminal principal payments which may be projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments.
(7)    We do not "control" and are not an "affiliate" of any of our portfolio investments, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to "control" a portfolio investment if we owned 25% or more of its voting securities and would be an "affiliate" of a portfolio investment if we owned 5% or more of its voting securities.
(8) Fair value represents discounted cash flows associated with fees earned from CLO equity related investments.
(9) Loan accumulation facilities are financing structures intended to aggregate loans that may be used to form the basis of a CLO vehicle.
(10) Non-income producing.